LUXFER HOLDINGS PLC
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2023

I.Introduction

Luxfer Holdings PLC (together with its consolidated subsidiaries, “Luxfer,” the “Company,” “we” and "our") has prepared this Conflict Minerals Report (this Report”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1 to December 31, 2023 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as (i) (a) cassiterite, (b) columbite-tantalite (coltan), (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin, and tungsten (collectively, “3TGs”); or (ii) any other minerals or their derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country.” Section 1502(e)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 defines “adjoining country” as a country that shares an internationally recognized border with the Democratic Republic of the Congo, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (each, including the Democratic Republic of the Congo, a “Covered Country”).

Luxfer is a global industrial company innovating niche applications in materials engineering. Luxfer primarily manufactures gas cylinders and other gas containment devices, lightweight magnesium alloys, flameless heating technology, and zirconium-based solutions and catalysts. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial applications. Luxfer manufactures and assembles its products using both raw materials and purchased components acquired through the Company’s competitive global supply chain. As the Company may at times manufacture, or contract to manufacture, products for which 3TGs are necessary to the functionality or production of those products, we rely on our direct suppliers to provide information on the origin of any 3TGs contained in the materials or components supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. There are generally multiple tiers between the Company and the original source of any 3TGs determined to be included in our products or for which 3TGs are necessary to the functionality or production of those products.

Accordingly, Luxfer has developed and maintains an active program to identify sources of materials used in its products. This program includes a system that we believe is in material conformity with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements for gold, tin, tantalum, and tungsten (the "OECD Guidance"). This system is used to survey our supply chain and collect related data in furtherance of our compliance efforts. As part of this system, we have adopted a policy on responsible mineral sourcing, which is included in our Third Party Code of Conduct and sets forth the behaviors, activities, and information required of our suppliers in order to conduct business with Luxfer. Compliance with our Third Party Code of Conduct is further facilitated through the incorporation of related obligations in contracts with our direct suppliers and the receipt of written certifications from certain portions of our supply chain.

II.Identification of Covered Products, Subject Minerals, and Suppliers of Subject Minerals

In order to determine products that contain 3TGs or for which 3TGs are necessary to the functionality or production of those products, we conducted a review of all Luxfer products, their specifications, and the related manufacturing processes. Luxfer’s technical personnel first analyzed all Luxfer products; their specifications, including the bill of materials for purchased components utilized therein; and related manufacturing processes to determine whether such products contain 3TGs or for which 3TGs are required for the functionality or production of such products. We further evaluated new products and their material suppliers during the Reporting Period and, where there was uncertainty about whether a particular product potentially contained 3TGs, it was included in such inquiries as a Covered Product (defined below).

This process resulted in the majority of Luxfer products being excluded from the Covered Products and thus further inquiry. However, Luxfer personnel identified, in good faith and to the best of their knowledge, the following product categories as Covered Products: zirconium-based solutions and catalysts. As part of this determination, Luxfer’s technical personnel identified the Subject Minerals, being the specific 3TGs or material containing 3TGs included in the Covered Products. In the Reporting Period, only one Subject Mineral was identified – tin. In consultation with senior finance leaders, operational managers, and the procurement department, the Company used its supplier database to identify the suppliers of the Subject Mineral and/or material containing the Subject Mineral (the “Covered Suppliers”). This process resulted in two Covered Suppliers being identified for the Reporting Period.

Throughout this Report, the term “Subject Minerals” is used to refer to tin and/or materials containing tin that are included in the Covered Products or necessary to the functionality or production of the Covered Products.

III.Reasonable Country of Origin Inquiry and Due Diligence

As required by Rule 13p-1, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) for the Subject Minerals to determine whether any such Subject Minerals (i) originated in a Covered Country and/or (ii) were from recycled or scrap sources. Luxfer conducted the RCOI in accordance with the requirements of Form SD and the related guidance provided by the Securities and Exchange Commission (the “SEC”).

RCOI: Supplier Data Collection

Because of the breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We have determined that data collection from our direct suppliers and assessment of this data represents our reasonable best efforts to conduct a RCOI and determine the mine or locations of origin of 3TGs in our supply chain. Luxfer collected data from the Covered Suppliers through the use of the Responsible Minerals Initiative (RMI) Conflict Minerals Reporting Template (“CMRT”). As necessary, the Company conducted oral interviews with the Covered Suppliers where additional information was required or the Covered Supplier’s responses to the CMRT required explanation. Luxfer received a 100% response rate from its Covered Suppliers. For the Reporting Period, as with previous years, Covered Suppliers reported progress in their own supply chain RCOI initiatives, which resulted in more detailed information available for assessment, including information regarding mines, refiners, and smelters in the Covered Suppliers’ supply chain.

RCOI: Assessment of Supplier Data

Through the CMRT, the Covered Suppliers provided detailed information regarding their supply chain and the origin of the Subject Mineral. Specifically, the Covered Suppliers (i) identified the mine, refiners, or smelters from whom the Subject Mineral is sourced; (ii) indicated that the Subject Mineral came from a recycled or scrap source; and/or (iii) indicated that the mine, refiner, or smelter from whom the Subject Mineral is sourced is conflict free.

The Company validated the representations set forth by the Covered Suppliers in the CMRT through resources provided by RMI, including RMI’s list of smelters. As part of this process, the Company assessed each facility that meets the RMI definition of a smelter or refiner of a Subject Mineral and which is reported by Covered Suppliers as being in the Company’s supply chain for “red flag” indicators defined in the OECD Guidance. These “red flag” indicators include, without limitation: (i) the smelter or refiner’s geographic location or proximity to a Covered Country; (ii) known mineral sources in the country of origin; (iii) the smelter or refiner’s audit status with respect to the Responsible Minerals Assurance Process (RMAP); (iv) credible evidence of unethical or conflict-related sourcing practices associated with the smelter or refiner; and (v) peer assessments of the smelter or refiner conducted by credible third-party sources.

The CMRTs received from the Covered Suppliers identified fifteen (15) smelters or refiners. All of these smelters or refiners have been identified and are being monitored by RMI. Moreover, 14 of these 15 smelters are listed as conformant with the relevant RMAP standards. We were unable to validate whether the one entity that is not listed as conformant is non-conformant or is not currently enrolled with RMI, due to, among other factors, communication being suspended as a result of lack of interest in RMAP compliance, the entity being currently engaged in the RMAP due diligence vetting process, additional outreach being required to validate smelter status, or the due diligence process being unable to proceed. Additionally, one Covered Supplier represented that the material supplied to Luxfer contains a Subject Mineral that may be sourced or is currently being sourced from a smelter with a “red flag” indicator, given the smelter’s location in a Covered Country. The smelter facility identified is Luna Smelter, Ltd. (CID 003837), which is located in Kigali, Rwanda. Following additional inquiries and diligence, it was determined that, despite the presence of a “red flag” indicator, this specific smelter is identified by RMI as being conformant with the RMAP standards.

Although the Company received responses from its Covered Suppliers in connection with its RCOI that listed smelter or refiner names, such Covered Suppliers have not comprehensively reported which specific smelters were part of the supply chain for the Subject Minerals. For example, some Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis, and other Covered Suppliers were unable to obtain a

100% response rate from their suppliers with respect to the CMRT (or other supplier survey utilized). A supplier’s failure to (a) identify a specific smelter, refiner, or country of origin on a product-specific basis, (b) receive a response from 100% of their supplier base with respect to the Subject Minerals, or (c) identify a specific smelter or refiner or country of origin at any point in its supply chain will drive an equivalent response from the Company. Given these factors, the Company does not have sufficient information, with respect to the Reporting Period, to determine with reasonably certainty the origin of the Subject Minerals included in the Covered Products or necessary to the functionality or production of the Covered Products and therefore cannot exclude the possibility that some may have originated in a Covered Country, did not come from recycled or scrap sources, or may have originated from non-conflict free smelters or refiners.

Due Diligence: Risk Assessment

Luxfer assesses supplier risk based on the chances that a supplier provides 3TG that may originate from non-conflict free sources. The value of this risk is calculated based on the risk ratings of the smelter or refiner declared by our suppliers on their CMRT, including the identification of any “red flag” indicators with respect to said smelters or refiners. Additionally, our suppliers are evaluated on the strength of their conflict free mineral sourcing and diligence programs. Evaluating and tracking the strength of our suppliers’ programs can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of our supplier’s program include:

•Does the supplier have a policy in place that includes conflict-free sourcing?
•Has the supplier implemented due diligence measures for conflict-free sourcing?
•Does the supplier verify due diligence information received from its suppliers?
•Does the supplier’s verification process include corrective action management?

When a supplier meets these criteria, the supplier is deemed to have a strong program. When a supplier does not meet these criteria or otherwise has a higher risk rating due to, among other things, “red flag” indicators being present with their supply base, risk management and mitigation activities are implemented.

Due Diligence: Risk Management and Mitigation

In response to regular risk assessments, Luxfer continues to update and utilize a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As per the OECD Guidance, specific risk management procedures depend on the specific situation and the supplier’s own due diligence, risk mitigation, and conflict-free mineral sourcing practices, including the maturity and thoroughness of such practices. As part of the Company’s risk management procedures, and to ensure that Covered Suppliers understand the Company’s expectations, Luxfer provides Covered Suppliers with instructions and copies of all relevant policies, including our Third Party Code of Conduct, which set forth the behaviors, activities, and information required of our suppliers in order to conduct business with Luxfer. These policies are also publicly available on our website. We also request and ensure receipt of written declarations from these Covered Suppliers, which certify compliance with our standards.

When “red flag” indicators are present or smelters or refiners of interest are reported on a CMRT, risk mitigation activities are initiated. These risk mitigation activities may include instructing the supplier to take their own risk mitigation actions, including submission of a product-specific CMRT to better identify the connection to products that they supply to Luxfer, up to removal of these high-risk smelters from their supply chain. Specifically, the Company’s procurement team engages with Covered Suppliers that may expose the Company to unreasonable risks, due to unacceptable responses to our inquiries or in the event the Company has reason to believe that such supplier may be supplying the Company with 3TGs from sources that may support conflict in any Covered Country. In these circumstances, we request that suppliers implement risk mitigation procedures commensurate with the risk identified and, where we have reason to believe that the Covered Supplier is sourcing from facilities that support conflict in any Covered Country, establish alternative, conflict-free sources for Subject Minerals. To the extent we determine that a supplier is not responsive or if we are not satisfied with the supplier’s risk mitigation efforts, Luxfer may ultimately take steps to replace the supplier as soon as practicable. We have found no instances where it was necessary to terminate a contract or find an alternative supplier due to violation of our conflict free mineral sourcing policy contained in our Third Party Code of Conduct.

IV.Conclusion

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine with reasonably certainty the origin of the Subject Mineral included in the Covered Products or necessary to the functionality or production of the Covered Products and therefore cannot exclude the possibility that some may have originated in a Covered Country, did not come from recycled or scrap sources, or may have originated from non-conflict free smelters or refiners.

Luxfer seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high ethical standards. We are committed to working with our suppliers to encourage responsible practices throughout our supply chain. During calendar year 2023, Luxfer took the following steps, and expects to continue refining these steps, to improve the quality of our conflict free mineral sourcing compliance and due diligence:

•assessing the presence of conflict minerals in our supply chain;
•clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;
•continuing to encourage Covered Suppliers to obtain 100% response rates from their supply chain with respect to the CMRT and/or their other inquiries;
•continuing to encourage suppliers to provide product specific origin information;
•emphasizing to suppliers our expectation that they move toward sourcing exclusively from conflict-free smelters and refiners verified by the RMAP;
•working with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance;
•tracking the Company’s performance with respect to RCOI response rates, effectiveness of due diligence procedures, and implementation of risk mitigation procedures; and

•comparing RCOI results to information collected via independent conflict free smelter validation programs such as the RMAP assessment protocols established by RMI.

V.Forward Looking Statements and Other Disclaimers

Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release and, as such, are subject to unforeseen uncertainties and risks. Statements in this Report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program, and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, please see the Company’s other filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this Report, and undertakes no obligation to update them unless otherwise required by law.

This Report or the conflict minerals disclosure set forth in the related Form SD was not subjected to an independent private sector audit, as such audit was not required. The statements made in this Report and the related Form SD are based on the information available at the time this Report was prepared, and a number of factors may change this information.

The conflict minerals disclosure set forth in this Form SD is publicly available on Luxfer’s website at https://www.luxfer.com/environment-social-and-governance/social/conflict-minerals/. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.